

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2024

Anna Zhou
Chief Executive Officer
Chenghe Acquisition II Co.
38 Beach Road #29-11
South Beach Tower
Singapore 189767

   Re: Chenghe Acquisition II Co.
     Registration Statement on Form S-1
     Filed May 13, 2024
     File No. 333-279359

Dear Anna Zhou:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2024 letter.

Registration Statement on Form S-1 filed May 13, 2024

Summary, page 1

1. We note your revisions in response to prior comment 2. Please provide each of these summary material risks as separate bulleted risk factors together with specific cross references with page numbers to the more detailed discussion of such risks in the risk factors section.

2. We note your changes in response to prior comments 3 and 4. Please include this disclosure in the summary section of the prospectus as requested.

Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination
If our initial business combination involves a company..., page 39

3.   We note your revisions to this risk factor. Please add back the disclosure that was deleted which stated, "The imposition of the excise tax as a result of redemptions in connection with the initial business combination could . . . cause the other shareholders of the combined company to economically bear the impact of such excise tax."

Exhibits

4.   We note that you have included an assumption on page 2 of Exhibit 5.2 that "neither the execution and delivery by the Company of the Units, the Warrants or the Warrant Agreement nor the performance by the Company of its obligations thereunder, including the issuance and sale of the Units: . . . (ii) constitutes or will constitute a violation of, or a default under, any lease, indenture, instrument or other agreement to which the Company or its property is subject . . . ." Please revise this assumption so it does not exclude agreements to which the company is a party which are governed by the laws of New York and which have been filed as exhibits.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Ruairi Regan at 202-551-3269 with any other questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Real Estate & Construction

cc: Sabrina He, Esq.